UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021.

Commission File Number: 333-253466

AYR WELLNESS INC.

(Exact Name of Registrant as Specified in Charter)

199 Bay Street, Suite 5300

Toronto, Ontario, M5L 1B9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.7, 99.8, 99.9, 99.15, 99.16 and 99.17 to this Form 6-K of Ayr Wellness Inc. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-253466) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AYR WELLNESS INC.
(Registrant)

Date: June 2, 2021	By:	/s/ Brad Asher
	Name:	Brad Asher
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated March 1, 2021
99.2	News Release dated March 10, 2021
99.3	News Release dated March 12, 2021
99.4	News Release dated March 23, 2021
99.5	News Release dated March 30, 2021
99.6	News Release dated March 31, 2021
99.7	Material Change Report dated April 5, 2021
99.8	Membership Interest Purchase Agreement dated January 27, 2021
99.9	First Amendment to Membership Interest Purchase Agreement dated March 23, 2021
99.10	News Release dated April 8, 2021
99.11	News Release dated April 20, 2021
99.12	News Release dated April 21, 2021
99.13	News Release dated April 26, 2021
99.14	News Release dated May 17, 2021
99.15	Notice of Articles
99.16	Certificate of Amalgamation
99.17	Articles of Ayr Wellness Inc.
99.18	News Release dated May 26, 2021